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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(RULE 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO.            )

BOSTON BIOMEDICA, INC.
(Name of Subject Company (Issuer))

BOSTON BIOMEDICA, INC.
(Name of Filing Person (Issuer))

COMMON STOCK, $.01 PAR VALUE PER SHARE
(Title of Class of Securities)

100560101
(CUSIP Number of Class of Securities)

Steven R. London, Esq.
Brown Rudnick Berlack Israels LLP
One Financial Center
Boston, Massachusetts 02111
(617) 856-8200
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Filing Person)

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee
N/A	N/A

*As the filing contains only preliminary communications made before the commencement of the tender offer, under General Instruction A no filing fee is required.

☐    Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	N/A
Form or Registration No.:	N/A
Filing Party:	N/A
Date Filed:	N/A

☒    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐    Third-party tender offer subject to Rule 14d-1.

☐    Issuer tender offer subject to Rule 13e-4.

☐    Going-private transaction subject to Rule 13e-3.

☐    Amendment to schedule 13d under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

FOR IMMEDIATE RELEASE

Investor Contacts:

Kevin W. Quinlan, President & COO	Boston Biomedica, Inc.
R. Wayne Fritzsche, Chairman	(508) 580-1900 (T)

BOSTON BIOMEDICA ANNOUNCES AGREEMENT TO SELL ITS
DIAGNOSTICS AND BIOTECH DIVISIONS TO SERACARE LIFE SCIENCES

Company Also Announces Letter of Intent to Sell its Instrumentation Division

WEST BRIDGEWATER, MA, April 16, 2004—Boston Biomedica, Inc. (NASDAQ: BBII) today announced that it has signed an Asset Purchase Agreement to sell substantially all of the assets and selected liabilities of its BBI Diagnostics and BBI Biotech Divisions to SeraCare Life Sciences, Inc. of Oceanside, California (NASDAQ: SRLS). The purchase price is $30 million in cash, plus the assumption of certain liabilities, and is subject to adjustment at closing based on the value of the net assets being sold. Of the $30 million purchase price, $2.5 million will be held in escrow for a period of 18 months following the closing.

The closing, which is expected to occur by August 15, 2004, is subject to a number of conditions, including the approval of the transaction by BBI stockholders and SeraCare's receipt of sufficient financing to complete the transaction. BBI's two largest stockholders have agreed to vote their shares in favor of the proposed transaction. SeraCare expects to finance the transaction primarily with debt, along with some equity financing, and has agreed to use commercially reasonable efforts to obtain the financing between now and August 15, 2004.

Mr. R. Wayne Fritzsche, Chairman of the Board of BBI, said: "We are pleased and excited about this anticipated transaction. We believe the businesses of the two companies fit extremely well together, with the strengths and capabilities of each clearly augmenting and supporting the other. We also believe that the combined entity will have an experienced and capable staff, a strong technology base, a more comprehensive product line and customer base, and better access to capital. This transaction will also enable us to focus our efforts on our novel Pressure Cycling Technology (PCT) activities."

Mr. Fritzsche continued: "If the asset sale to SeraCare is completed, shortly thereafter we plan to use up to $21,000,000 of the after-tax net cash proceeds from the sale to commence a tender offer to purchase up to 6,000,000 shares of our common stock at a purchase price of $3.50 per share. The remaining net proceeds from the sale, after taxes and including any portion of the escrow released to BBI and an additional amount estimated between $1-2 million, are expected to be used for working capital for our PCT activities. We believe the tender offer will provide each of our stockholders with the opportunity to decide whether to tender and sell their stock or not tender and remain a stockholder and participate in the surviving company's PCT activities."

Boston Biomedica also announced today that it has entered into a non-binding Letter of Intent (LOI) to sell the assets and selected liabilities of its BBI Source Scientific Division (BBI's California-based Instrumentation Company) to an entity to be jointly owned 70% by Mr. Richard W. Henson and Mr. Bruce A. Sargeant and 30% by BBI. Mr. Henson and Mr. Sargeant are medical instrument executives with many years of experience in the instrumentation field. The LOI calls for BBI to receive a 3 year Note for $900,000. The LOI also calls for the new instrumentation company to provide engineering, manufacturing, and other related services for BBI's Pressure Cycling Technology products until September 30, 2005.

Mr. Fritzsche concluded: "If we are able to complete the sale of our BBI Diagnostics and BBI Biotech Divisions to SeraCare and if we are able to sell the BBI Source Scientific Division pursuant to the LOI, the Company will be focused exclusively on PCT activities."

Important Information Regarding Proposed Asset Sale

Boston Biomedica will be filing relevant documents in connection with the proposed sale of assets to SeraCare with the SEC, including a proxy statement. Boston Biomedica will mail the proxy statement to its stockholders in connection with the proposed transaction. You should read the proxy statement and any other relevant documents that are filed with the SEC when they become available because they will contain important information. You may obtain the proxy statement and any other relevant documents that are filed with the SEC when they become available on the SEC's website at www.sec.gov. Please contact the Company if you would like to receive the proxy statement and other related documents at no charge when they become available. You may call BBI at (508) 580-1900 or write to the Company at: Boston Biomedica, Inc., 375 West Street, West Bridgewater, MA 02379.

Important Information Regarding Potential Tender Offer Following Completion of Proposed Asset Sale

This press release does not constitute an offer to buy or the solicitation of an offer to sell shares of Boston Biomedica common stock. Boston Biomedica has not yet commenced the intended tender offer described herein. Boston Biomedica intends to commence a tender offer only if the sale to SeraCare is completed and such tender offer will only be made pursuant to an offer to purchase and related materials filed with the SEC and which will be distributed to stockholders. You should read these documents if and when they become available because they will contain important information about the tender offer. You may obtain the offer to purchase and other relevant documents that are filed with the SEC when they are available on the SEC's website at www.sec.gov. Please contact the Company if you would like to receive the offer to purchase and other related documents at no charge if and when they become available. You may call BBI at (508) 580-1900 or write to the Company at: Boston Biomedica, Inc., 375 West Street, West Bridgewater, MA 02379.

About Boston Biomedica, Inc.

BBI provides products and services to the diagnostics and life sciences industry to evaluate, monitor, and ensure the quality of infectious disease test results, to improve the preparation of specimens for genomic/proteomic testing, and to safely store and retrieve rare and valuable biological specimens. BBI also manufactures reagents used in test kits, and provides a broad range of routine and esoteric research services to governments and industry. In addition, BBI conducts research in new applications for our patented Pressure Cycling Technology (PCT). In 2000, BBI launched Panacos Pharmaceuticals and maintains a passive investment in this antiviral drug development company.

About SeraCare Life Sciences, Inc.

SeraCare Life Sciences, Inc. is a manufacturer and provider of biological products and services to diagnostic, therapeutic, drug discovery, and research organizations. SeraCare's offerings include plasma-based therapeutic products, diagnostic products and reagents, cell culture products, specialty plasmas, in vitro stabilizers, and the SeraCare BioBank™, a proprietary database of medical information and associated blood, plasma, DNA and RNA samples. Headquartered in Oceanside, CA, SeraCare conducts business throughout the world, and is traded on the NASDAQ national stock market under the symbol SRLS. For additional information about SeraCare Life Sciences, Inc., please visit SeraCare's web site at www.SeraCare.com.

Forward Looking Statements

Statements contained in this press release regarding BBI's or BBI management's intentions, hopes, beliefs, expectations or predictions of the future are "forward-looking" statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include statements relating to: the proposed sale of assets to SeraCare, including the anticipated completion date of the proposed transaction and the anticipated benefits of the proposed transaction to our company and our stockholders; our intention to commence a tender offer following the closing of the proposed asset sale on the terms described herein; and our ability to successfully operate our remaining operations following the closing of the asset sale. These statements are based upon our current expectations, forecasts, and assumptions that are subject to risks, uncertainties and other factors that could cause actual outcomes and results to differ materially from those indicated by these forward-looking statements. These risks, uncertainties, and other factors include, but are not limited to: the ability to satisfy the conditions to closing, including, among others, our ability to obtain stockholder approval and SeraCare's receipt of sufficient financing to complete the transaction; the risk that the timing and amount of the tender offer purchase price may differ from what is presently anticipated or that the tender may not be able to be completed at all due to unanticipated events or other circumstances beyond our control, including unforeseen liabilities or contingencies reducing the amount of proceeds available for the tender offer; the risk that we may be unable to agree on a definitive agreement to sell the assets of our BBI Source Scientific Division or otherwise complete the sale of those assets; the risk that the continuity of our operations will be disrupted in the event the proposed transactions do not close; the risk of unanticipated reactions of our customers and vendors to the proposed asset sale transactions; the costs of completing the proposed transactions may exceed management's estimates; the competitive nature of the markets in which we operate; a change in economic conditions; our ability to retain existing customers and to obtain new customers; our ability to attract and retain qualified personnel; and the other risks and uncertainties discussed under the heading "Risk Factors" in Boston Biomedica's Annual Report on Form 10-K for the year ended December 31, 2003 and other reports filed by Boston Biomedica from time to time with the SEC. Boston Biomedica undertakes no obligation to update any of the information included in this press release, except as otherwise required by law. Copies of these documents may be obtained by contacting the Company or the SEC at www.sec.gov.

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BOSTON BIOMEDICA ANNOUNCES AGREEMENT TO SELL ITS DIAGNOSTICS AND BIOTECH DIVISIONS TO SERACARE LIFE SCIENCES
Company Also Announces Letter of Intent to Sell its Instrumentation Division